

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 28, 2008

Mr. W. Campbell Birge
Chief Executive Officer
AmMex Gold Mining Corporation
346 Waverly Street
Ottawa, Ontario Canada K2P 0W5

      Re: **AmMex Gold Mining Corporation**
               Form 10-KSB for Fiscal Year Ending June 30, 2007
               Filed September 28, 2007
               File No. 333-113296

Dear

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                           Sincerely,



                           Christopher J. White
                           Branch Chief